Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

July 5, 2024

VIA EDGAR

Ms. Kimberly Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Ms. Browning:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain comments received from the staff of the Division of Investment Management on May 31, 2024 and supplemental comments received on June 26, 2024 and July 2, 2024, regarding post-effective amendment No. 265 (“PEA 265”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 266 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on April 15, 2024, with respect to the ALPS | CoreCommodity CoreCommodity Natural Resources ETF (the “Fund”). Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 265.

In connection with this response letter, and on or around July 5, 2024, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 265 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

4.11

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Staff Comments (May 31, 2024):

Preliminary Comments

A.	Staff Comment: Please acknowledge that Registrant has reviewed the SEC’s public announcement from 2016 and that the Registrant is responsible for all disclosures in the Fund’s registration statement.

Registrant’s Response: Registrant understands, in accordance with the SEC’s public announcement from 2016, that Fund management and the Registrant are responsible for the accuracy of the disclosures in the Fund’s registration statement.

B.	Staff Comment: The Staff comments are universal and may apply to multiple sections of the Registration statement.

Registrant’s Response: Registrant acknowledges that comments are universal and may apply to multiple sections of the Registration statement.

C.	Staff Comment: Supplementally confirm to the Staff that any areas of the registration statement that are not complete in PEA 265 will be completed in the subsequent post-effective amendment to the registration statement with respect to the Fund.

Registrant’s Response: Registrant confirms that any information not completed in PEA 265 will be completed in the subsequent post-effective amendment to the registration statement with respect to the Fund.

D.	Staff Comment: Please provide a copy of any changes to the registration statement at least five business days prior to the date of effectiveness.

Registrant’s Response: Comment complied with.

E.	Staff Comment: Should the Registrant decline a Staff comment, please supplementally explain the rationale for declining the comment and cite to any applicable laws, regulations, rules, etc.

Registrant’s Response: To the extent Registrant has declined a Staff comment, Registrant has included the rationale for declining the comment, including, any applicable citations.

F.	Staff Comment: The Staff notes that any comments that are being provided for the Registrant’s consideration will be specifically identified as such in the applicable comment.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Registrant’s Response: Registrant acknowledges the Staff’s comment.

General Comments

1.	Staff Comment: If the Fund will provide shareholders with prior notice regarding any changes to the Fund’s investment objectives, please state such policy in the appropriate location in the prospectus (e.g., that the Fund will provide shareholders with at least 60 days’ notice prior to the implementation of any change to the Fund’s investment objective).

Registrant’s Response: The Fund does not have a policy to provide sixty days' notice prior to changing the Fund’s investment objective. The Registrant notes that Form N-1A requires disclosure of whether a fund's investment objective may be changed without shareholder approval but does not require disclosure of any notice requirement or notice period. For this reason, the Registrant respectfully declines to make any changes in response to this comment.

2.	Staff Comment: In the preamble to the Fund’s fees and expenses table, please include, “[y]ou may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Registrant’s Response: Comment complied with.

3.	Staff Comment: In the summary of the Fund’s principal investment strategies, please consider whether the Fund must include prior performance information pursuant to CFTC Rule 4.12(c)(3)(i)(A) under the Commodity Exchange Act (the “CEA”).

Registrant’s Response: Rule 4.5 under the CEA provides that investment advisers registered under the Investment Advisers Act of 1940, shall be excluded from the definition of the term “commodity pool operator” with respect to the operation of an investment company registered under the Investment Company Act, provided that, among other requirements, (i) the investment company will use commodity futures or commodity options contracts, or swaps solely for bona fide hedging transactions and positions for excluded commodities, and for any such positions not used for bona fide hedging purposes, the investment company may represent that the aggregate initial margin and premiums required to establish such positions will not exceed 5% of the liquidation value of the investment company’s portfolio after accounting for unrealized profits and unrealized losses on any such contracts; or (ii) the aggregate net notional value of commodity futures, commodity options contracts, or swaps positions not used solely for bona fide hedging purposes within the meaning and intent of the definition of bona fide hedging transactions and positions for excluded commodities in Sections 1.3 and 151.5 the CEA determined at the time the most recent position was established, does not exceed 100% of the liquidation value of the pool's portfolio, after taking into account unrealized profits and unrealized losses on any such positions it has entered into.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Registrant notes that, as further discussed in the responses to subsequent Staff Comments, the Fund intends to invest primarily in equity securities, and will not invest in excess of the of the above described limits under Rule 4.5. Accordingly, Registrant does not believe the requirements of Rule 4.12 of the CEA are applicable to the Fund.

4.	Staff Comment: Pursuant to Items 4 and 9 of Form N-1A, the Fund is required to specify how the Fund intends to achieve its investment objective by identifying the Fund’s principal investment strategies and the attendant risks. Please remove from the Fund’s principal investment strategies and principal risks phrases that indicate that the discussion includes an incomplete description of the Fund’s principal investment strategies and principal risks. For example, the Staff objects the inclusion of “generally includes but is not limited to,” “such as,” “for example,” and any other phrase not in conformity with the requirements of Items 4 and 9 of Form N-1A.

Registrant’s Response: Comment complied with.

5.	Staff Comment: Based on the inclusion of “Small- to Mid-Capitalization Companies Risk” in the Fund’s principal risks, please include in the Fund’s principal investment strategies a discussion of the market capitalizations of companies in which the Fund may invest.

Registrant’s Response: Comment complied with. The Fund’s principal investment strategies have been revised to indicate that the Fund may invest in companies across all market capitalizations.

6.	Staff Comment: The registration statement states that the Fund, under normal circumstances, will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in “equity securities” of companies that own, explore or develop natural resources and other basic commodities or supply goods and services to such companies (the “80% Test”).

Please add to the Fund’s principal investment strategies disclosure regarding the types of equity securities (e.g., common stock) and the types of issuers (e.g., foreign, emerging market, and/or domestic issuers; open-end funds; closed-end funds; or private issuers) that will be counted towards the Fund’s 80% Test. The discussion should be specific with respect to the issuers and the type of securities. If private issuers will be counted towards the Fund’s 80% Test, disclose the type of private issuers and the risks attendant thereto, if not already disclosed. Depending on the response, the Staff may have additional comments.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Registrant’s Response: In light of this Staff Comment as well at Supplemental Staff Comments 1, 3, 4, 5, 6, 8, and 13, Registrant has deleted and replaced the Fund’s principal investment strategies with the following:

“The Fund seeks to achieve its objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of natural resources companies.

For these purposes, “natural resources” means:

●	Energy: Traditional energy (electricity and gas utilities, oil and gas producers/developers, oilfield equipment/services, storage/transportation, refining and marketing, service/drilling, pipelines, and coal) and alternative energy (uranium, nuclear, hydrogen, wind, solar, hydroelectric, biofuels, geothermal, and fuel cells) (collectively, “Energy”);

●	Agriculture: (grains and other food products, seeds, fertilizers, pesticides, animal producers, animal processors, dairy, aquaculture, water, and supporting agricultural transport and machinery) and forest products (timber assets, lumber, plywood, pulp, paper, and packaging) (collectively, “Agriculture”);

●	Base metals and minerals: (aluminum, copper, nickel, zinc, iron ore, lithium, lead, tin, steel, aggregate, metallurgical coal, supporting transport and mining machinery), specialty metals (manganese, silicon, vanadium, cobalt, tungsten, zirconium, chromium, titanium, niobium, and molybdenum) and rare earth elements (collectively, “Base Metals and Minerals”); and

●	Precious metals and minerals: (gold, silver, platinum group metals, diamonds, and gemstones) (collectively, “Precious Metals and Minerals”).

The Fund considers “natural resources companies” to be foreign and domestic companies that in the most recent fiscal year, derived at least 50% of their revenue from or used 50% or more of their assets for: (i) owning, exploring, or developing natural resources; or (ii) producing or supplying goods, equipment, or services principally to companies that own, explore, or develop natural resources. The Fund’s investments in equity securities will primarily consist of investments in common stock. The Fund’s investments in foreign markets include investments in companies located in emerging markets.

Under normal market conditions, the Fund:

●	expects 30-50% of the Fund’s portfolio to be allocated to Energy companies; 20-40% of the Fund’s portfolio to be allocated to Agriculture companies; 10-30% of the Fund’s portfolio to be allocated to Base Metals and Minerals companies; and 0-20% of the Fund’s portfolio to be allocated to Precious Metals and Minerals companies;

●	will concentrate its investments (i.e., hold 25% or more of its total net assets) in companies in the Energy, Agriculture, Base Metals and Minerals, and Precious Metals and Minerals group of industries;

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

●	does not intend to invest more than 5% of its net assets in any individual company, calculated at the time of purchase;

●	may invest in companies across all market capitalizations; and

●	may invest in foreign securities, including emerging markets securities, without limitation.

The Fund’s sub-adviser, CoreCommodity Management, LLC (the “Sub-Adviser”), employs an actively managed quantitative approach which incorporates multifactor top-down and bottom-up analysis. The Sub-Adviser examines the underlying businesses of natural resource companies, seeking to understand the commodities produced and their relationships to the individual companies.

The Fund typically sells an investment when, in the Sub-Adviser's view, the reasons for buying it no longer apply or when the company begins to show deteriorating fundamentals or poor relative performance or when an investment is fully valued by the market. The Fund may also sell an investment to secure gains, limit losses or redeploy assets into more promising opportunities.”

Based on information from the Sub-Adviser, the Fund will not invest in private issuers. Accordingly, disclosure regarding investments in private issuers and risks attendant thereto have not been added to the Fund’s principal investment strategies or principal risks.

7.	Staff Comment: The Registration statement states that the Fund’s name is “ALPS CoreCommodity Natural Resources ETF.” In light of the Fund’s name, the Staff believes the Fund must invest in “corecommody” companies that are also “natural resource” companies. The 80% Test appears to use these as separate components. Please clarify the relationship between these terms used in the Fund’s name and the 80% Test. Please also carefully review the Fund’s use of “and” and “or” in the construction of the 80% Test.

Registrant’s Response: Registrant notes that the inclusion of “CoreCommodity” in the Fund’s name is a reference to the name of the Sub-Adviser, CoreCommodity Management, LLC, as opposed to an indication of the types of investments in which the Fund will invest. Accordingly, Registrant respectfully declines to incorporate “core commodity” into the Fund’s 80% Test.

Additionally, as detailed in the response to Staff Comment 6, the Fund’s 80% Test has been revised to no longer include the “and” and “or” language referenced above.

8.	Staff Comment: With regard to the Fund’s name and the Fund’s principal investment strategies, it is unclear how the principal investment strategies define the concept of a “core commodity natural resource” company. Additionally, no source for the definition of “natural resources” companies is provided.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

The phrase “any particular natural resource sector” in the third paragraph of the Fund’s principal investment strategies suggests multiple sectors, but no source is disclosed for how sectors are defined. Relatedly, in the Fund’s statement of additional information (the “SAI”) the Fund’s fundamental limitation with respect to concentration refers to “the natural resources sector” in the singular, and footnote ** to the Fund’s fundamental investment restrictions includes disclosure regarding the groups of industries the Fund considers to be part of the “natural resource sector.” Please harmonize the disclosures with respect to the definition of “natural resource sector” or “natural resources sectors” across the prospectus and SAI and specify the criteria used to determine if a company is a “natural resources” company, including, as appropriate, the economic tie test for such definition (e.g., that “natural resources” companies include companies whose economic interests are tied to the natural resources sector because 50% of the company’s revenue is derived from natural resources).

Registrant’s Response: As described above in response to Staff Comment 7, the inclusion of “CoreCommodity” in the Fund's name refers to the Fund’s Sub-Adviser. Accordingly, no revisions have been made to the Fund’s principal strategies to incorporate or define “core commodity natural resource” companies.

Registrant has revised the disclosure in the SAI regarding Fund’s fundamental investment limitation with respect to concentration as follows:

“The Fund will invest more than 25% of the value of its total assets in the ~~natural resources sector**~~energy, agriculture, base metals and minerals, and precious metals and minerals group of industries.*”

As detailed in response to Staff Comment 6, the disclosure regarding the criteria used to determine if a company is a “natural resources company” has been enhanced in the discussion of the Fund’s principal investment strategies. Additionally, the reference to “any particular natural resources sector” has been removed.

9.	Staff Comment: In accordance with Item 4(a)(1) of Form N-1A, based on the information provided in response to Item 9(b)(1) of Form N-1A, disclose in the Fund’s principal investment strategies any policy of the Fund to concentrate in securities of issuers in a particular industry or group of industries and, to the extent not already included, add attendant risk disclosure.

Registrant’s Response: Comment complied with. As detailed in response to Staff Comment 6, disclosure regarding the Fund’s policy to concentrate in securities of issuers in the industry or group of industries consisting of the energy, agriculture, base metals and minerals, and precious metals and minerals industries has been added to the discussion of the Fund’s principal investment strategies.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

10.	Staff Comment: The Staff objects to the inclusion in the 80% Test of the category of companies that “supply goods and services” to companies that explore or develop natural resources and other basic commodities because the Staff’s view is that these categories of companies are overly broad or vague. Please either remove these companies from the Fund’s 80% Test, or revise the disclosure to clarify how the Fund determines the economic fortunes of such companies are tied to “natural resources.”

Registrant’s Response: As detailed in response to Staff Comment 6, the discussion of the Fund’s principal investment strategies has been revised to include that the Fund considers companies that, among other items, derive at least 50% of their revenue from or use 50% or more of their assets for producing or supplying goods, equipment, or services principally to companies that own, explore, or develop natural resources and other basic commodities to be “natural resources companies.” Registrant believes the language in the prospectus and SAI regarding the scope of the Fund’s 80% Test is consistent with the approach taken with respect to certain indices in the natural resources space. See https://www.spglobal.com/spdji/en/documents/methodologies/methodology-sp-thematic-indices.pdf, which includes “Agricultural Products & Services,” “Oil & Gas Drilling,” and “Oil & Gas Equipment & Services,” and https://indexes.morningstar.com/docs/rulebook/morningstar-global-upstream-natural-resources-FS00008M11, which includes: “Farm & Construction Equipment.”

11.	Staff Comment: There should be a nexus between the paragraphs in the Fund’s principal investment strategies and how the information in that section flows. The first paragraph of the Fund’s principal investment strategies defines the companies that will be counted towards the Fund’s 80% Test, but the second paragraph of the same section seems to expand the 80% Test to include natural resources. Additionally, please confirm the description of “natural resource” companies includes a description of “core commodities.”

Registrant’s Response: As detailed in response to Staff Comment 6, the discussion of the Fund’s principal investment strategies has been revised for clarity with respect to the Fund’s 80% Test, and to include a definition of “natural resources companies.”

12.	Staff Comment: The second paragraph of the Fund’s principal investment strategies appears to identify master limited partnerships (“MLPs”) as a type of “natural resource.” MLPs are a type of investment, not a natural resource. Please review and revise the disclosure for accuracy.

Registrant’s Response: Based on information from the Fund’s Sub-Adviser, MLPs will not be a principal investment of the Fund. Accordingly, as detailed in response to Staff Comment 6, the reference to MLPs has been removed from the discussion of the Fund’s principal investment strategies.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

13.	Staff Comment: With respect to the Fund’s investments in MLPs, to the extent that investment in MLPs will be a principal investment strategy of the Fund:

a.	Confirm whether the Fund will invest directly in MLPs or in ETFs that invest in MLPs.

b.	Summarize the types of MLPs in which the Fund will invest and how such investment will further the Fund’s investment objectives.

c.	Include disclosure that investments in MLPs can cause the Fund to be ineligible to qualify as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986 (the “Code”). If the Fund plans to invest in MLPs to the extent that the Fund will be ineligible to qualify as a RIC under the Code, include “current tax expense” and “income tax expenses” as separate line items in the Fund’s fees and expenses table.

d.	In the Fund’s principal risks, include disclosure regarding the risks associated with investments in MLPs, including related tax risks.

e.	Disclose that if the Fund owns an MLP and receives distributions from such MLP, to such extent that the Fund’s tax basis is reduced to zero, all subsequent distributions will be taxed as ordinary income.

f.	Disclose that if an MLP amends its tax returns, shareholders may receive a corrected Form 1099 from the Fund.

g.	Confirm if the Fund’s investments in MLPs includes general partner interests in such MLPs.

The Staff may have additional comments based on the response.

Registrant’s Response: As noted in the response to Staff Comment 12, investment in MLPs will not be a principal investment of the Fund. Accordingly, the requested disclosure has not been added to the Fund’s prospectus.

14.	Staff Comment: The second paragraph in the Fund’s principal investment strategies lists “industrial products” and within such category, “cement.” Please supplementally explain to the Staff how cement falls into the “natural resources” commodity category and provide supporting source material or references.

Registrant’s Response: As detailed in response to Staff Comment 6, the reference to “cement” has been removed from the discussion of the Fund’s principal investment strategies.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

15.	Staff Comment: The second paragraph of the Fund’s principal investment strategies includes reference to “other renewables.” This term is vague. Please either remove the term or define.

Registrant’s Response: As detailed in the response to Staff Comment 6, the reference to “other renewables” has been revised to reference hydroelectric power, biofuels, and geothermal energy.

16.	Staff Comment: The second paragraph of the Fund’s principal investment strategies includes reference to “specialty metals.” Please clarify why “specialty metals” falls into the natural resources commodity category and provide supporting source material.

Registrant’s Response: Specialty metals are generally used as additives to produce certain types of steel and other alloys. Small amounts of certain elements are included in the alloy to give it the desired properties, some of these elements include manganese, chromium, cobalt, niobium, molybdenum, titanium, tungsten, and vanadium. The Sub-Adviser considers producers of these elements, which are used as additives to create special alloys, to be specialty metals companies. See https://www.dau.edu/acquipedia-article/specialty-metals.

As detailed in response to Staff Comment 6, the reference to specialty metals has been enhanced to include those specific metals (manganese, silicon, vanadium, cobalt, tungsten, zirconium, chromium, titanium, niobium, and molybdenum).

17.	Staff Comment: The discussion in the SAI of the Fund’s fundamental investment limitation with respect to concentration states that the Fund will be concentrated in the “natural resources sector.” In response to Item 4(a)(1) of Form N-1A, provide a summary of the Fund’s policy to concentrate in the “natural resources sector” in the Fund’s principal investment strategies and add attendant risk disclosure. Additionally, in response to Items 4(a)(1) and 9(b)(1) of Form N-1A, if the Fund has a policy to concentrate in an industry or a group of industries, provide a summary of such policy in the summary of the Fund’s principal investment strategies. See Item 4(a)(1) and Instruction 4 to Item 9(b)(1) of Form N-1A.

Registrant’s Response: As detailed in response to Staff Comment 8, the Fund’s fundamental investment limitation with respect to concentration no longer references the “natural resources sector.” Additionally, the discussion of the Fund’s principal investment strategies has been revised to include disclosure that the Fund will concentrate collectively its investments (i.e., hold 25% or more of its total net assets) in the industry or group of industries consisting of the energy, agriculture, base metals and minerals, and precious metals and minerals industries. Corresponding disclosure has also been added to the Item 9 discussion of the Fund’s principal investment strategies. Additionally, “Industry and/or Sector Risk” has been added to the discussion of the Fund’s principal risks.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

18.	Staff Comment: The final sentence of the second paragraph in the Fund’s principal investment strategies includes that, subject to the 80% Test, the Fund may also invest in companies that may not be “natural resource” from time to time on a discretionary basis. If the Fund has a 20% basket, please clarify and revise the disclosure to be in clear and in plain English. Specify the type of issuers that would go into this 20% basket (e.g., foreign or domestic issuers or both) and how the Fund will invest in such issuers to achieve its investment objective and include attendant risk disclosure. A more fulsome discussion of the Fund’s 20% basket should be included in the discussion of the Fund’s principal investment strategies provided in response to Item 9(b)(1) of Form N-1A. For the purposes of plain English, describe the Fund’s 20% basket in its own separate paragraph.

Registrant’s Response: Based on information from the Fund’s Sub-Adviser, the Sub-Adviser currently anticipates that under normal market conditions the remainder of the Fund’s assets also will be invested in natural resources companies. With respect to any portion of the portfolio not invested in the types of securities comprising the 80% Test, there is no particular investment strategy of the Fund that would rise to the level of being considered a principal investment strategy. Accordingly, additional disclosure regarding a “20% basket” has not been added to the discussion of the Fund’s principal investment strategies.

19.	Staff Comment: The third paragraph in the Fund’s principal investment strategies includes that, “[a]lthough the Fund has no limits on the weightings of securities in any particular natural resources sector or in any individual company, the Fund’s Sub-Adviser typically does not intend to invest more than 5% of its net assets in any individual company.” If the Fund has an allocation policy with respect to any commodity, including natural resource commodities, please clarify.

Registrant’s Response: As detailed in the response to Staff Comment 6, the discussion of the Fund’s principal investment strategies has been revised to include a discussion of the Fund’s allocation methodology.

20.	Staff Comment: The final sentence of the third paragraph in the Fund’s principal investment strategies includes that the Fund may invest in foreign securities, including emerging markets securities, without limitation. If correct, revise the Fund’s 80% Test to clarify that issuers that will be counted towards compliance with the Fund’s 80% Test will include issuers in foreign and emerging markets.

Registrant’s Response: Comment complied with. As detailed in the response to Staff Comment 6, the definition of “natural resources companies” has been revised to clarify that companies in foreign and emerging markets will be counted towards the Fund’s 80% Test.

21.	Staff Comment: With respect to the Fund’s investments in foreign and emerging markets, the Fund’s principal investment strategies should include disclosure regarding how the Fund determines a company is in a foreign or emerging market (e.g., based on an index).

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Registrant’s Response: Comment complied with. The following language has been added to the discussion of the Fund’s principal investment strategies provided in response to Item 9 of Form N-1A.

“The Sub-Adviser considers a company to be a foreign company if it is organized under the laws of a foreign country or maintains its principal offices or headquarters in a foreign country. The Sub-Adviser utilizes the MSCI Country Classification Standard to determine whether a company is located in an emerging market.”

22.	Staff Comment: The “Geographic Risk” included in response to Item 9(c) of Form N-1A discusses investment in China. If investing in China is a principal investment strategy of the Fund, please add disclosure to the summary of the Fund’s principal investment strategies.

Registrant’s Response: Based on information from the Sub-Adviser, investing in China will not be a principal investment strategy of the Fund. Accordingly, no disclosure has been added to the discussion of the Fund’s principal investment strategies. Additionally, the Fund’s “Geographic Risk” has been revised to remove the particular discussion of investments in China.

23.	Staff Comment: To the extent non-principal strategies and non-principal risks are disclosed in the Fund’s prospectus, move such disclosure to the SAI. Should such disclosure remain in the prospectus, it should be included separately from the discussion of the Fund’s principal strategies and principal risks.

Registrant’s Response: Comment complied with. The disclosure with respect to the Fund’s non-principal strategies and risks has been moved to the SAI.

24.	Staff Comment: The penultimate paragraph in the Fund’s principal investment strategies section includes a discussion of ESG factors. Please add a brief discussion of the Fund’s definition of “ESG.” The second sentence of such paragraph includes that the Sub-Adviser will consider environmental, social, and corporate governance factors. Please include the more specific factors considered by the Sub-Adviser instead of the broad categories currently included. Additionally, please clarify if the ESG factors are applied to each investment the Fund makes. Finally, the last sentence in paragraph includes, “however its consideration of these factors would not necessarily result in a company being included or excluded from the evaluation process but rather would contribute to the overall evaluation of that company.” If the Fund will invest in an issuer that scores poorly with respect to ESG, state so in plain English.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Registrant’s Response: The Sub-Adviser has indicated that while the Sub-Adviser will take into account certain ESG-related screens in connection with selecting investments for the Fund, consideration of ESG factors is not a principal strategy of the Fund. Accordingly, information with respect to the consideration of ESG factors and the related risks has been removed from the prospectus and included in the SAI.

25.	Staff Comment: The final sentence in the Fund’s principal investment strategies includes that the Fund may use foreign currency contracts in an effort to manage foreign currency exposure. Please disclose how the Fund will use foreign currency contracts to achieve the Fund’s investment objective, and revise, “in an effort to manage foreign currency exposure” to be in plain English. Additionally, please define foreign currency contracts. The Staff would not object to the definition being included in the Fund’s principal risk disclosure or in the more fulsome discussion of the Fund’s principal investment strategies included in response to Item 9(b)(1) of Form N-1A. Confirm supplementally to the Staff that only commodity-linked equity securities will be counted for the purposes of the Fund’s 80% Test. If derivatives also will be included, please describe the types of derivatives that will be counted for the purposes of the Fund’s 80% Test.

Registrant’s Response: Based on information from the Sub-Adviser, the Sub-Adviser does not anticipate using foreign currency contracts in an effort to manage foreign currency exposure. Accordingly, the requested disclosure with respect to foreign currency contracts has not been added, and as detailed in response to Staff Comment 6, the associated disclosure has been removed from the discussion of the Fund’s principal investment strategies. Additionally, the Sub-Adviser has indicated that investments in commodity-linked equity securities and/or derivatives investments will not be a principal investment strategy of the Fund or be counted towards compliance with the Fund’s 80% Test.

26.	Staff Comment: The discussion in the SAI regarding derivatives includes that the Adviser is registered with the CFTC as a CPO and the Sub-Adviser is registered with the CFTC as a CPO and a CTA. Accordingly, please consider summarizing any attendant risks with respect to such designations (e.g., use of derivatives causes the Adviser and/or Sub-Adviser to comply with the rules of the CFTC, which may impose additional regulatory requirements and/or compliance obligations, which could increase expenses of the Fund). If Registrant does not believe it is appropriate to add this disclosure to the discussion of the Fund’s principal risks in the Fund’s prospectus, explain the rationale to the Staff supplementally.

Registrant’s Response: As discussed in the response to Staff Comment 3, the Fund’s investments will primarily be in equity securities and will conform with the limits of Rule 4.5 under the CEA. Accordingly, the Registrant respectfully declines to add the requested disclosure as the Registrant does not believe the requested disclosure would be helpful to Fund shareholders.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

27.	Staff Comment: The “Mining, Minerals, and Metal Risk” includes reference to several countries. If the Fund will allocate assets to any specific country, add corresponding information to the Fund’s principal investment strategies.

Registrant’s Response: The Sub-Adviser has indicated that the Fund will not allocate assets to any specific country. Accordingly, the country specific disclosure has been removed from the “Mining, Minerals, and Metals Risk.”

28.	Staff Comment: Please supplementally provide the broad-based securities market index that will be used as part of the Fund’s performance information in response to Item 4(b)(2) of Form N-1A. Depending on the response, the Staff may have additional comments.

Registrant’s Response: The Adviser and Sub-Adviser have informed the Registrant that the Fund will use the Bloomberg 1000 Total Return Index as its “broad-based securities market index.”

29.	Staff Comment: In accordance with Item 5 of Form N-1A, revise the portfolio manager disclosure to state if the two portfolio managers listed are jointly and primarily responsible for the management of the Fund, if applicable. See instruction 2 to Item 5(b) of Form N-1A.

Registrant’s Response: Comment complied with. The disclosure has been revised to state that the portfolio managers are jointly and primarily responsible for the day-today management of the Fund.

30.	Staff Comment: In certain instances, the disclosure of the Fund’s principal investment strategies and principal risks provided in response to Items 9(b) and 9(c) of Form N-1A Item 9 is the same as or substantially similar to the information provided in response to Items 4(a) and 4(b) of Form N-1A. Please consider revising to remove duplicative disclosure as the information provided in response to Item 4 of Form N-1A is intended to be a summary of the information provided in response to Item 9 of Form N-1A. See the statements in the Investment Management Guidance No. 2014-08 from June 2014. Supplementally confirm to the Staff that each principal investment strategy and risk summarized in the Item 4 disclosure correlates to the Item 9 disclosure and that no principal investment strategy disclosed in Item 9 is not summarized in Item 4. The Staff also notes that any non-principal strategies and risks should be disclosed in the Fund’s SAI instead of the prospectus.

Registrant’s Response: Registrant has reviewed the Item 4 and Item 9 disclosure and revised such disclosure such that the Item 4 information is a summary of the Item 9 information. Registrant confirms that each principal investment strategy and risk summarized in the Item 4 disclosure correlates to the Item 9 disclosure and no principal investment strategy disclosed in Item 9 is not summarized in Item 4. Additionally, as detailed in the response to Staff Comment 23, the discussion of the Fund’s non-principal investment strategies and risks has been moved to the SAI.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

31.	Staff Comment: The “What are the Non-Principal Strategies of the Fund” section of the prospectus includes a discussion of temporary defensive investments. Please note that temporary defensive positions do not constitute non-principal investment strategies and should be moved to another section of the prospectus under its own heading.

Registrant’s Response: Comment complied with. The Fund’s prospectus disclosure has been revised such that the discussion of temporary defensive investments is no longer classified as a non-principal investment strategy of the Fund.

32.	Staff Comment: The first paragraph in the “Discussion of Principal and Non-Principal Risks” includes that the Fund may be subject to additional risks other than those described because the types of investment made by the Fund may change over time. The Staff objects to this type of qualified language as the Fund is required to have disclosure regarding the Fund’s current risks. Supplementally acknowledge to the Staff that the Registrant is aware of the requirements under federal securities laws to update the disclosure should material changes to the Fund’s material investment strategies or risk occur.

Registrant’s Response: The above referenced language has been removed from the first paragraph in the now named “Discussion of Principal Risks.” Registrant acknowledges that it is aware of the requirements under federal securities laws to update the disclosure should material changes to the Fund’s material investment strategies or risks occur in the future.

33.	Staff Comment: Please review the chart included in the “Discussion of Principal and Non-Principal Risks.” Certain of the risks appear to be principal but are listed as non-principal. For example, “Industry Risk and/or Sector Risk,” “Geographic Risk,” and “No Guarantee of Active Trading Market Risk” are listed as non-principal. If Registrant determines these risks are non-principal risks of the Fund, please explain.

Registrant’s Response: Comment complied with. The three above mentioned risks have been re-designated as principal risks of the Fund and added to the Fund’s summary section.

34.	Staff Comment: The “ESG Risk” included on page 10 of the prospectus includes that the Sub-Adviser is dependent on information and data from third-party providers. Does the Sub-Adviser intend to use third party data providers for its ESG analysis? If the Sub-Adviser will utilize such service providers, the Staff will have additional comments.

Registrant’s Response: As noted in response to Staff Comment 24, consideration of ESG factors is not part of the Fund’s principal investment strategies and the associated disclosure has been removed from the prospectus and included in the SAI. With respect to the related disclosure in the SAI, the Sub-Adviser has indicated that it does not consider information from third-party data providers as part of its ESG analysis. Accordingly, such disclosure does not include information regarding third-party service providers.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

35.	Staff Comment: In the “Management” discussion on page 14 of the prospectus, consider adding a “Sub-Adviser” sub-heading to assist shareholders in locating information with respect to the Sub-Adviser.

Registrant’s Response: Comment complied with.

36.	Staff Comment: In accordance with Item 10(a)(2) of Form N-1A, disclose if the portfolio managers are jointly and primarily responsible for the day-to-day management of the Funds, if applicable. Also, revise “each Fund” to “the Fund.”

Registrant’s Response: Comment complied with. The disclosure has been revised to state that the portfolio managers are jointly and primarily responsible for the day-today management of the Fund. The sentence containing the reference to “each Fund” has been removed.

37.	Staff Comment: Please confirm the disclosure in the SAI has been updated in light of the adoption of Rule 18f-4 and related asset coverage requirements or update the disclosure accordingly. See Investment Company Act Release No. 10666 (April 18, 1979) for guidance.

Registrant’s Response: Comment complied with.

38.	Staff Comment: Based on the Fund’s fundamental investment limitations, it appears the Fund will engage in borrowings under Sections 18(f)(1) and 18(g) of the Investment Company Act. Please revise the disclosure in the “Other Practices – Borrowing” section in the SAI to explain permissible sources of borrowings. The exception in Section 18(f)(1) permits borrowing from banks.

Registrant’s Response: Comment complied with. The first sentence in the second paragraph of the Other Practices – Borrowing” section in the SAI has been revised as follows:

“Subject to the limitations described under “Investment Limitations” below and elsewhere herein, the Fund may be permitted to borrow from any bank for temporary purposes and/or for investment purposes.”

39.	Staff Comment: The second paragraph in the “Other Practices – Borrowing” section of the SAI includes disclosure regarding an exception to the asset coverage requirements for borrowings not in excess of 5% of the Fund’s total assets made for “temporary administrative purposes.” Define “temporary” to mean loans repaid within sixty days and not extended or renewed in accordance with Section 18(g) of the Investment Company Act and remove “administrative.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Registrant’s Response: Comment complied with. The relevant language in the second paragraph of the Other Practices – Borrowing” section in the SAI has been revised as follows:

“Provisions of the 1940 Act require the Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary ~~administrative~~ purposes. A loan shall be presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed. Any borrowings for temporary ~~administrative~~ purposes in excess of 5% of the Fund’s total assets will count against this asset coverage requirement.”

40.	Staff Comment: The second paragraph in the “Other Practices – Borrowing” section of the SAI includes that if the 300% asset coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings. While the asset coverage requirements are continuous, please revise the disclosure to clarify that selling portfolio holdings is one option if the asset coverage requirements are breached.

Registrant’s Response: Comment complied with. The above mentioned language in the second paragraph of the Other Practices – Borrowing” section in the SAI has been replaced with the following:

“In the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three days thereafter, reduce the reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.”

41.	Staff Comment: The Staff objects to footnote ** to the Fund’s fundamental investment limitation with respect to concentration in the SAI as the Staff believes it is overly broad with respect to the “natural resources sector.” Pursuant to Section 8(b)(1)(e) of the Investment Company Act and Item 16(c)(1)(iv) of Form N-1A, clarify the industry or group of industries in which the Fund will concentrate. Please review the footnote disclosure to clarify what is included in the “natural resources sector” and provide the source of those industries or groups of industries. The Fund is not prohibited from using its own definition as long as the definition is reasonable and not overly broad such that the primary economic characteristics of companies in a single class are materially different. Although previously rescinded, see the 1988 guide from the SEC for guidance. To the extent the footnote includes open-ended terms like “generally,” “but are not limited to,” “such as,” or “such other industries as determined by the Sub-Adviser,” please specify and remove such open-ended terms.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Registrant’s Response: Registrant notes that footnote ** regarding the Fund’s fundamental investment limitation with respect to concentration has been removed from the SAI.

42.	Staff Comment: With respect to the Fund’s fundamental investment limitation regarding concentration, please review Section 8 of the Investment Company Act and Item 16 of Form N-1A. The footnote to the Fund’s policy only discusses “companies in the group of industries.” Please revise the disclosure to be responsive to the requirements regarding any policy with respect to concentration in an industry or group of industries, and review and revise the broad definitions included in the Fund’s policy. The Staff may have additional comments based on the response.

Registrant’s Response: Please see the response to Staff Comment 8 for revisions to the Fund’s fundamental investment limitation with respect to concentration, which now includes language with respect to the Fund’s policy to concentrate its investments in a certain industry or group of industries.

43.	Staff Comment: In the Fund’s fundamental investment limitation with respect to loans, revise, “their investment objective” to “its investment objective.” Additionally, the limitation includes that this restriction does not apply to repurchase agreements “or loans of portfolio securities.” What is the Fund’s policy with respect to loans? Will the Fund use loans to the full extent permissible under the Investment Company Act? Disclose the characteristics and risks associated with securities lending (e.g., that the costs associated with securities lending do not appear in the Fund’s fees and expenses table and the Fund and shareholders indirectly bear the entire risk of loss in connection with securities lending). If the Fund does not currently expect to engage in securities lending, please indicate such expectation supplementally to the Staff and confirm that should that change, the Registrant will update the disclosure accordingly.

Registrant’s Response: Based on information from the Adviser and Sub-Adviser, the intent is for the Fund to engage in securities lending. Disclosure regarding the Fund’s policy with respect to securities lending, the associated risks, and the Fund’s securities lending agreement with State Street Bank, have been added to the SAI.

Additionally, the Fund’s fundamental investment limitation with respect to loans has been replaced with the following:

“The Fund may not make loans to other persons, except through (i) the purchase of debt securities permissible under its investment policies, (ii) repurchase agreements or (iii) the lending of portfolio securities, provided that no such loan of portfolio securities may be made by the Fund if, as a result, the aggregate of such loans would exceed 33 1/3% of the value of the Fund’s total assets.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

44.	Staff Comment: The Fund’s fundamental investment limitation with respect to investment in commodities includes that the limitation is, “subject to compliance with any applicable provisions of the federal securities or commodities laws.” Please revise the disclosure to clarify there is not a choice between federal securities laws and commodities laws.

Registrant’s Response: Comment complied with. The above referenced language has been revised as follows:

“…subject to compliance with any applicable provisions of the federal ~~securities or~~ commodities laws.”

45.	Staff Comment: The Fund’s fundamental investment limitation with respect to senior securities includes that, the Fund may not issue senior securities, except for permitted borrowings “or as otherwise permitted under the 1940 Act.” The inclusion of “or as otherwise” reads as if there is a category beyond what is required under the Investment Company Act. Please revise this language to “except as permitted under the 1940 Act.”

Registrant’s Response: Comment complied with. The above referenced language has been revised as follows:

“The Fund may not issue senior securities, except ~~for permitted borrowings or~~ as ~~otherwise~~ permitted under the 1940 Act and the rules and regulations thereunder.**~~*~~”

46.	Staff Comment: Confirm that footnote *** is accurate in light of Rule 18f-4 or revise the disclosure accordingly.

Registrant’s Response: Comment complied with. The above referenced footnote has been revised as follows:

“These restrictions shall be interpreted based upon federal securities laws. ~~no-action letters and other pronouncements of the staff of the Securities and Exchange Commission (“SEC”)~~. ~~Under current pronouncements, certain~~ Certain Fund positions may be excluded from the definition of “senior security” so long as the Fund complies with applicable regulatory requirements. See “Borrowing” above.”

Supplemental Comments (June 26, 2024)

1.	Staff Comment: Please review the discussion of the Fund’s principal investment strategies to confirm that all instances of “including” and “such as” have been removed in response to Staff Comment 4.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Registrant’s Response: Comment complied with. As described in response to Staff Comment 3, Registrant has further revised the principal investment strategies to remove such references.

2.	Staff Comment: The Fund’s completed fees and expenses table includes “Other Expenses” of 0.00%. In conformity with Item 6(b) of Form N-1A, include a footnote indicating that that the Fund’s “Other Expenses” are estimated amounts. If the Fund will have a unitary fee, include a detailed discussion of the Fund’s fee structure in conformity with Item 10 of Form N-1A.

Registrant’s Response: Comment complied with. The following has been added as a footnote to the Fund’s fees and expenses table:

“‘Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.”

In addition, the relevant portion of the discussion of the “Investment Advisory and Investment Sub-Advisory Agreement” section of the prospectus was revised as follows:

“Pursuant to the Investment Advisory Agreement (the “Advisory Agreement”), the Fund will pay the Adviser an annual unitary management fee of 0.39% based on the Fund’s average daily net assets. The management fee is paid on a monthly basis. ~~The Adviser pays the Sub-Adviser an annual sub-advisory management fee pursuant to the Sub-Advisory Agreement as follows:~~ Pursuant to the Sub-Advisory Agreement, the ~~The~~ Adviser will pay the Sub-Adviser an annual sub-advisory management fee of 0.25% based on the Fund’s average daily net assets. The sub-advisory management fee is paid on a monthly basis. Under the terms of the Advisory Agreement, the Adviser pays all of the fees and expenses of the Fund, except that the Fund will be required to pay brokerage and other expenses of executing Fund transactions, taxes or governmental fees, interest charges and other costs of borrowing funds, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business. Additionally, the ~~The~~ Adviser is required to pay all fees due to the Sub-Adviser out of the management fee the Adviser receives from the Fund.

3.	Staff Comment: Regarding the discussion of what the Fund considers to be “natural resources companies” in the discussion of the Fund’s principal investment strategies, please include the applicable time period utilized to measure whether an issuer meets the definition of a “natural resources company.”

Registrant’s Response: Comment complied with. As detailed in the response to Staff Comment 6, the discussion of the Fund’s principal investment strategies has been revised to include that such determination will be based on the most recent fiscal year.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

4.	Staff Comment: The Staff notes the inclusion of “other basic commodities” in the discussion of what the Fund considered to be a “natural resources companies” suggests that there is a category outside of “natural resources” being included in the Fund’s 80% Test. Please revise the disclosure for clarity.

Registrant’s Response: As described in response to Staff Comment 6, the reference to “other basic commodities” has been removed from the discussion of the Fund’s principal investment strategies.

5.	Staff Comment: Referring to the response to Staff Comment 18, the statement that the Fund also may invest in companies that may not be “natural resources companies” from time to time, should be removed from the discussion of the Fund’s principal investment strategies if the Fund does not have a 20% basket.

Registrant’s Response: Comment complied with. As described in response to Staff Comment 6, the above referenced disclosure has been removed.

6.	Staff Comment: The revised discussion of the Fund’s principal investment strategies includes that under normal market conditions, the Fund will concentrate collectively its investments (i.e., hold 25% or more of its total net assets) in companies within in the industry or group of industries consisting of the Energy, Agriculture, Base Metals and Minerals, and Precious Metals and Minerals industries. Additionally, the fundamental investment limitation with respect to concentration includes that, “The Fund will invest collectively more than 25% of the value of its total assets in the industry or group of industries consisting of the energy, agriculture, base metals and minerals, and precious metals and minerals industries.

With respect to this disclosure:

●	Remove “collectively” from the above referenced language.

●	Review the discussion of the Fund’s principal investment strategies and risks and remove the remaining references to “sector” in the discussion of the Fund’s principal investment strategies and risks.

●	Explain how the Energy, Agriculture, Base Metals and Minerals, and Precious Metals and Minerals industries are related in such a manner that the Fund’s fundamental investment limitation with respect to concentration is reasonable. While the Fund is not prohibited from using its own definition the definition is required to be reasonable and not overly broad such that the primary economic characteristics of companies in a single class are materially different.

●	To the extent the Fund uses industry classifications with respect to the Fund’s fundamental investment restriction with respect to concentration, include the source of such classifications. See Guide 19 to Form N-1A for guidance.

Registrant’s Response: As described in response to Staff Comment 6, “collectively” has been removed from the above references language. Registrant has also revised the discussion of the Fund’s principal investment strategies and risks to remove the remaining “sector” references.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

As far as the relatedness between the industries specified in the fundamental investment limitation and the rationale for why they reasonably constitute a “group of industries” the Registrant believes natural resources are composed of the energy and materials drawn from nature and used to support life and meet people’s needs, mainly as inputs in the production of intermediate or finished goods and services. As described in the principal investment strategies, the four major categories of natural resources are:

●	Energy which is used for commercial undertakings: to power factories, machinery, and heavy equipment used in industry, as well as consumer purposes for powering homes and various modes of transportation.

●	Agricultural products which provide the energy and food necessary to sustain human life and activity as well as building materials like lumber from forestry.

●	Base metals and minerals which are the building blocks for countless goods and products from buildings to machinery to the critical minerals necessary for computer chips.

●	Precious metals and minerals serve as stores of value given their scarcity and are used in jewelry, trade, and – in more practical applications – specialized circuits and products.

The Registrant recognizes that there is no particular sector definition of natural resources with respect to equities, but the Registrant believes the proposed composition of natural resources for the purposes of this filing is generally consistent with industry approaches to defining natural resources.

The Fund will initially use the Bloomberg Industry Classification Standard (“BICS”) to classify the Fund’s investments into the above industries.

7.	Staff Comment: The discussion of the Fund’s principal investment strategies includes reference to “basic commodities.” Add attendant risk disclosure to the discussion of the Fund’s principal risks, or explain supplementally to the Staff how the exiting disclosure already addresses the attendant risks.

Registrant’s Response: As described in response to Staff Comment 6, and Supplemental Staff Comment 4, references to “other basic commodities” have been removed from the discussion of the Fund’s principal investment strategies. Accordingly, attendant risk disclosure has not been added to the discussion of the Fund’s principal risks.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

8.	Staff Comment: The “Natural Resources Risk” includes reference to “livestock.” Please explain supplementally to the Staff how livestock is a natural resource.

Registrant’s Response: The reference to “livestock disease” in the “Natural Resources Risk” relates to the agriculture category of natural resources companies, which includes animal producers, animal processors. As described in response to Staff Comment 6, the discussion of the Fund’s principal investment strategies now also includes reference to “dairy” within the agriculture category.

9.	Staff Comment: In addition to the “Small- to Mid-Capitalization Risk,” include disclosure regarding the risks associated with investments in large capitalization companies.

Registrant’s Response: Comment complied with. The “Small to Mid-Capitalization Risk” has been revised as follows:

“Small-, Mid- and Large ~~to Mid-~~Capitalization Companies Risk. The Fund’s investments in securities of companies with small- to mid-sized market capitalizations can present higher risks than do investments in securities of larger companies. Prices of such securities can be more volatile than the securities of larger capitalization firms and can be more thinly traded. This may result in such securities being less liquid. With respect to the Fund’s investments in large-capitalization companies, larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in technology and consumer tastes. Larger companies also may not be able to attain the high growth rates of successful smaller companies.”

10.	Staff Comment: Regarding the “Industry and/or Sector Risk” define what is meant by “sector” and specify with respect to any singular industry or group of industry in which the Fund will concentrate.

Registrant’s Response: The “Industry and/or Sector Risk” has been revised as follows:

“Industry ~~and/or Sector~~ Risk. The Fund’s investments will~~could~~ be concentrated within ~~one industry or~~ the Energy, Agriculture, Base Metals and Minerals, and Precious Metals and Minerals group of industries. Any factors detrimental to the performance of such industries will disproportionately impact the Fund. Investments focused in a particular industry are subject to greater risk and are more greatly impacted by market volatility than less concentrated investments. ~~Sector risk is the possibility that a certain sector may perform differently than other sectors or as the market as a whole. The Fund may, from time to time, emphasize investments in one or more sectors.”~~

11.	Staff Comment: Consider revising “concentrate” to “focus” in the “Geographic Risk.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Registrant’s Response: Comment complied with.

12.	Staff Comment: Please explain why the final sentence in the “Portfolio Turnover Risk” was removed.

Registrant’s Response: The sentence in question has been re-included in the Portfolio Turnover Risk.

13.	Staff Comment: The third paragraph in the discussion of the Fund’s principal investment strategies includes reference to investments in ADRs and GDRs. Add attendant risk disclosure to the discussion of the Fund’s principal risks.

Registrant’s Response: Based on information from the Sub-Adviser, investments in ADRs and GDRs are not a principal investment strategy of the Fund. Accordingly, as detailed in response to Staff Comment 6, the references to ADRs and GDRs has been removed.

14.	Staff Comment: If applicable, in the “Disclosure of Portfolio Holdings” section of the prospectus, state that a description of the Fund’s policies and procedures with respect to the disclosure of portfolio securities is available on the Fund’s website.

Registrant’s Response: Comment complied with. The disclosure has been revised to include that a description of the Fund’s policies and procedures with respect to the disclosure of portfolio securities is available at www.alpsfunds.com.

15.	Staff Comment: Confirm supplementally to the Staff the amount the portion of the Fund’s portfolio securities that may be loaned as part of the Fund’s securities lending program. If more than 10%, include disclosure of the Fund’s securities lending activities in the discussion of the Fund’s principal investment strategies.

Registrant’s Response: Based on information from the Fund’s Sub-Adviser, the Sub-Adviser estimates that less than 10% of the Fund’s portfolio will be loaned as part of the Fund’s securities lending program. Accordingly, disclosure regarding the Fund’s securities lending program has not been added to the discussion of the Fund’s principal investment strategies.

16.	Staff Comment: Include in the “Risks of Securities Lending” section of the SAI that the Board has a fiduciary obligation to recall securities on loan if the Fund has knowledge that a material event regarding such securities will occur.

Registrant’s Response: Comment complied with. The first paragraph in the “Risks of Securities Lending” section of the SAI has been revised as follows:

“The Fund will not have the right to vote securities while they are on loan, but it will recall securities on loan if the Sub-Adviser determines that the shareholder meeting is called for purposes of voting on material events that could have a material impact on the Fund’s loaned securities and for which the vote could be material to the Fund. Additionally, the Board has a fiduciary obligation to recall securities on loan in time to vote proxies if the Fund has knowledge of a material event with respect to such securities. The Fund would receive income in lieu of dividends on loaned securities and may, at the same time, generate income on the loan collateral or on the investment of any cash collateral.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

17.	Staff Comment: The third paragraph in the “Risks of Securities Lending” section of the SAI includes that the Fund will bear the risk of investing cash collateral received by the Fund for loaned securities. Enhance the disclosure to also include that the Fund bears the risk of loss of the entire amount of such cash collateral.

Registrant’s Response: Comment complied with. The above referenced paragraph has been revised as follows:

“Any cash received by the Fund as collateral for loaned securities may be invested in short-term liquid fixed income securities or in money market or short-term mutual funds, or similar investment vehicles. The Fund bears the risk of such investments, including the risk of loss of the entire cash collateral received for loaned securities.”

18.	Staff Comment: If investments in U.S. government securities and investments in other investment companies will be excluded for the purposes of the Fund’s fundamental investment limitation with respect to concentration, revise the fundamental limitation with respect to concentration accordingly.

Registrant’s Response: Since the Fund’s fundamental limitation with respect to concentration indicates that the Fund will concentrate in certain industries, Registrant respectfully declines to add the exclusions referenced in the Staff Comments.

19.	Staff Comment: With respect to the response to Staff Comment 28, please confirm the name of the Fund’s broad-based securities market index.

Registrant’s Response: Registrant clarifies that the precise name of the Fund’s broad-based securities market is the Bloomberg US 1000 Total Return Index.

20.	Staff Comment: With respect to the response to Staff Comment 44, revise “subject to compliance with any applicable provisions of the federal commodities laws” to “subject to compliance with any applicable laws.”

Registrant’s Response: Comment complied with.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Supplemental Comments (July 2, 2024)

1.	Staff Comment: With respect to the response to Staff Comment 6, please indicate whether the Fund will include investments in any open-end registered investment companies or closed-end investment companies as qualifying toward the Fund’s 80% test. This disclosure may be provided in the section relating to Item 9 of Form N-1A

Registrant’s Response: Comment complied with. The following sentence has been revised in Item 9:

“The Fund’s investments in equity securities will primarily consist of investments in publicly traded common stock.”

2.	Staff Comment: With respect to the response to Staff Comment 46 and the related footnote, please revise the end of the last sentence to include “and the rules and regulations thereunder” and delete the subsequent two sentences.

Registrant’s Response: Comment complied with. The above referenced footnote has been revised as follows:

“These restrictions shall be interpreted based upon federal securities laws and rules and regulations thereunder. ~~Certain Fund positions may be excluded from the definition of “senior security” so long as the Fund complies with applicable regulatory requirements. See “Borrowing” above.~~”

3.	Staff Comment: With respect to the response to Supplemental Comment 19 (June 26, 2024) proposing the use of the Bloomberg US 1000 Total Return Index as the Fund’s broad-based securities market index, the index appears to be exclusively related to domestic (United States) equity securities. In light of the Fund’s proposed investments in foreign equity securities, including emerging market equity securities, please either modify the index or explain how the proposed index is an appropriate broad-based securities market index and not misleading to Fund shareholders.

Registrant’s Response: Comment complied with. Based on the Staff comment above, the Fund will use the Morningstar Global Markets Index as its broad-based securities market index.

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Benjamin Winograd
Benjamin Winograd
Assistant Secretary of Financial Investors Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP